Exhibit 99.1

Scorpio Tankers Inc. Announces Six Newbuilding Contracts, Time Charter-in Agreements, Financing Update, and an Investor Conference Call on April 4, 2013

MONACO -- (Marketwire) – April 4, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today (i) six newbuilding contracts, (ii) three time charter-in agreements, (iii) financing update and (iv) an investor conference call scheduled for April 4, 2013 at 12:00 PM Eastern Daylight Time (the call-in details will be issued before the call).

Newbuilding vessels

The Company has reached an agreement with an unaffiliated third party for the purchase of four MR tankers currently under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) for approximately $36.5 million each.  These vessels are substantially identical to the Company’s STI Amber-Class vessels ordered at HMD and have estimated delivery dates between June and September 2013.  The transaction will be completed by way of novation of the existing shipbuilding agreements and remains subject to final documentation.

In addition, the Company has exercised options with HMD for two Handymax ice class-1A vessels with estimated delivery dates in the third quarter of 2014.  These are the exercise of options from the Company’s previous contracts with HMD and are for approximately $31.5 million each and come with fixed price options for additional vessels.

The Company now has a total of 39 newbuilding product tanker agreements, which include 23 MR, eight LR2, and eight Handymax ice class-1A vessels, at HMD, SPP Shipbuilding Co. Ltd., Hyundai Samho Heavy Industries Co. Ltd., and Daewoo Shipping and Marine Engineering Co. Ltd.  Five of the newbuildings are expected to be delivered to the Company by September 2013 and the remaining 34 by the end of 2014.  The Company also has fixed-price options to construct additional newbuilding product tankers at these yards.

The estimated future payment dates and amounts are as follows*:

Q2 2013	$139.2	million
Q3 2013	169.0	million
Q4 2013	80.4	million
Q1 2014	83.9	million
Q2 2014	308.3	million
Q3 2014	278.8	million
Q4 2014	250.9	million
Total	$1,310.5	million

*These are estimates only and are subject to change as construction progresses.

Time charter-in agreements

The Company agreed to time charter-in the following vessels:

•	A 2003 built, 37,000 dwt, Handymax product tanker for 24 months at a rate of $12,600 per day. Delivery is expected by the middle of May 2013.
•	A 2006 built, 106,000 dwt, LR2 product tanker for 24 months at a rate of $15,400 per day. Delivery is expected near the end of July 2013.
•	A 2009 built, 115,000 dwt, LR2 product tanker for 12 months at a rate of $16,250 per day. Delivery is expected by the end of the second quarter 2013.

Financing Update

DVB Bank SE has agreed to join Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, and Skandinaviska Enskilda Banken AB as underwriters of the Company’s previously announced $267 million credit facility ("2013 Credit Facility") by signing the commitment letter.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 14 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, seven MR tankers, and one post-Panamax tanker) with an average age of 4.5 years, time charters-in 24 product tankers (seven LR2, three LR1, seven MR and seven Handymax tankers), and has contracted for 39 newbuilding product tankers (23 MR, eight LR2 and eight Handymax ice class-1A vessels), five of which are expected to be delivered to the Company by September 2013 and the remaining 34 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616